April 14, 2021

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

               Re:    SmartTrust 519
                      File Nos. 333-254394 and 811-21429

Dear Mr. Anderson:

        On March 17, 2021, you filed a registration statement on Form S-6 for SmartTrust 519
(Small-Cap Opportunities Trust, Series 1) (the    Trust   ), a unit investment
trust. We have
reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)
Investment Summary     Principal Investment Strategy (Pages A-3     A-4)
1. With respect to the Factor and Alpha components of the Trust   s portfolio,
please disclose any
   corresponding principal risks associated with the selection process the Sponsor uses (e.g., that
   the Sponsor   s selection process may result in the selection of equity
securities that may not
   perform as expected) in the Principal Risk Considerations section.
2. Please confirm to us that the Trust will not be concentrated in any particular industry. Please note that the Trust may not ignore the investments of affiliated and unaffiliated underlying investment companies in which it invests when determining whether the Trust is in compliance with its concentration policy. Please disclose that the Trust will consider the investments of
   the ETFs in which it invests when determining the Trust   s compliance with
its concentration
   policy.
Investment Summary     Principal Risk Considerations (pages A-4     A-5)
3. The third risk factor describes the risks of an issuer being unable to make interest and or principal payments in the future. Inasmuch as this Trust invests at least 80% of its assets in common stock, please explain to us why this risk factor is a principal risk of this Trust.
   Alternatively, please revise the Principal Investment Strategy section to reflect the investments to be made by the Trust that result in the inability to make interest or principal payments a principal risk for the Trust (e.g., debt investments). See ADI 2019-08 - Improving Principal
   Risk Disclosure, at text accompanying and following note 4.
 Scott R. Anderson, Esq.
April 14, 2021
Page 2

4. The fourth risk factor describes the risks of an issuer being unwilling or unable to declare dividends in the future or reducing the level of dividends declared. Other than a reference to dividend growth included in the Quality Factor in the Principal Investment Strategy section, that section does not describe a strategy that emphasizes investing in dividend-paying companies. Please explain to us why this risk factor is a principal risk of this Trust.
   Alternatively, please revise the Principal Investment Strategy section to reflect the investments to be made by the Trust in dividend-paying issuers. See ADI 2019-08 - Improving Principal
   Risk Disclosure, at text accompanying and following note 4.
5. The second to last risk factor describes the risks of small cap companies. Inasmuch as the
   Trust will invest at least 80% of its assets in small cap companies, please consider whether this risk factor should be disclosed more prominently (e.g., higher up in the list of Principal Risk
   Considerations).
GENERAL COMMENTS
6. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
   effective amendments.
8. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
   effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                      *******
        In closing, we remind you that, since the Trust and its sponsor are in possession of all facts
relating to the Trust   s disclosure, the Trust and its sponsor are responsible
for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:    Michael Spratt
       Michael Shaffer